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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                          URBAN SHOPPING CENTERS, INC.
                                (Name of Issuer)

                                 COMMON STOCK,
                            PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  917060 10 5
                                 (CUSIP Number)

                                 GERALD E. EGAN
                            CHIEF EXECUTIVE OFFICER
                           HEXALON REAL ESTATE, INC.
                     950 EAST PACES FERRY ROAD, SUITE 2275
                             ATLANTA, GEORGIA 30326
                                 (404) 266-1002
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With a copy to:
                             STEVEN J. GAVIN, ESQ.
                                WINSTON & STRAWN
                              35 WEST WACKER DRIVE
                            CHICAGO, ILLINOIS 60601
                                 (312) 558-5600

                                October 31, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d--1(e), 13d-1(f) or 13d-1(g), check the following box / /.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

 CUSIP No.  917060 10 5

------------------------------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Rodamco North America N.V.
------------------------------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) / /
                                                                                              (b) /X/
------------------------------------------------------------------------------------------------------
 3.  SEC USE ONLY
------------------------------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     OO(1)
------------------------------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                          / /
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).
------------------------------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Netherlands
------------------------------------------------------------------------------------------------------
                  NUMBER OF SHARES                      7.  SOLE VOTING POWER - 0
             BENEFICIALLY OWNED BY EACH
               REPORTING PERSON WITH:
                                             ---------------------------------------------------------
                                                        8.  SHARED VOTING POWER - 31,719,589
                                             ---------------------------------------------------------
                                                        9.  SOLE DISPOSITIVE POWER - 0
                                             ---------------------------------------------------------
                                                       10.  SHARED DISPOSITIVE POWER - 31,719,589
                                             ---------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

     31,719,589
------------------------------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.                   / /
------------------------------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     97.9%
------------------------------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON -- CO
------------------------------------------------------------------------------------------------------

------------------------

(1) This Reporting Person may be deemed to beneficially own (i) 7,950,964 Public Common Shares by virtue of being a party to the Voting Agreement and (ii) 23,768,625 Public Common Shares by virtue of this Reporting Person's ability to control its subsidiaries which beneficially own such Public Common Shares. No funds were expended by this Reporting Person to acquire beneficial ownership of such shares.

                                  SCHEDULE 13D

 CUSIP No.  917060 10 5

------------------------------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Rodamco North America B.V.
------------------------------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) / /
                                                                                              (b) /X/
------------------------------------------------------------------------------------------------------
 3.  SEC USE ONLY
------------------------------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     OO(2)
------------------------------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                          / /
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).
------------------------------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Netherlands
------------------------------------------------------------------------------------------------------
                  NUMBER OF SHARES                      7.  SOLE VOTING POWER - 0
             BENEFICIALLY OWNED BY EACH
               REPORTING PERSON WITH:
                                             ---------------------------------------------------------
                                                        8.  SHARED VOTING POWER - 31,719,589
                                             ---------------------------------------------------------
                                                        9.  SOLE DISPOSITIVE POWER - 0
                                             ---------------------------------------------------------
                                                       10.  SHARED DISPOSITIVE POWER - 31,719,589
                                             ---------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

     31,719,589
------------------------------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.                   / /
------------------------------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     97.9%
------------------------------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON -- CO
------------------------------------------------------------------------------------------------------

------------------------

(2) This Reporting Person may be deemed to beneficially own (i) 7,950,964 Public Common Shares by virtue of its ability to control one of the parties to the Voting Agreement and (ii) 23,768,625 Public Common Shares by virtue of this Reporting Person's ability to control its subsidiaries which beneficially own such Public Common Shares. No funds were expended by this Reporting Person to acquire beneficial ownership of such shares.

                                  SCHEDULE 13D

 CUSIP No.  917060 10 5

------------------------------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Hexalon Real Estate, Inc.
------------------------------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) / /
                                                                                              (b) /X/
------------------------------------------------------------------------------------------------------
 3.  SEC USE ONLY
------------------------------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     OO(3)
------------------------------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                          / /
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).
------------------------------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------------------------------
                  NUMBER OF SHARES                      7.  SOLE VOTING POWER - 0
             BENEFICIALLY OWNED BY EACH
               REPORTING PERSON WITH:
                                             ---------------------------------------------------------
                                                        8.  SHARED VOTING POWER - 31,719,589
                                             ---------------------------------------------------------
                                                        9.  SOLE DISPOSITIVE POWER - 0
                                             ---------------------------------------------------------
                                                       10.  SHARED DISPOSITIVE POWER - 31,719,589
                                             ---------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

     31,719,589
------------------------------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.                   / /
------------------------------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     97.9%
------------------------------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON -- CO
------------------------------------------------------------------------------------------------------

------------------------

(3) This Reporting Person may be deemed to beneficially own (i) 7,950,964 Public Common Shares by virtue of being a party to the Voting Agreement and (ii) 23,768,625 Public Common Shares by virtue of this Reporting Person's ability to control its subsidiaries which beneficially own such Public Common Shares. No funds were expended by this Reporting Person to acquire beneficial ownership of such shares.

                                  SCHEDULE 13D

 CUSIP No.  917060 10 5

------------------------------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Head Acquisition, L.P.
------------------------------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) / /
                                                                                              (b) /X/
------------------------------------------------------------------------------------------------------
 3.  SEC USE ONLY
------------------------------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     BK, OO(4)
------------------------------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                          / /
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).
------------------------------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------------------------------
                  NUMBER OF SHARES                      7.  SOLE VOTING POWER - 0
             BENEFICIALLY OWNED BY EACH
               REPORTING PERSON WITH:
                                             ---------------------------------------------------------
                                                        8.  SHARED VOTING POWER - 31,719,589
                                             ---------------------------------------------------------
                                                        9.  SOLE DISPOSITIVE POWER - 0
                                             ---------------------------------------------------------
                                                       10.  SHARED DISPOSITIVE POWER - 31,719,589
                                             ---------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

     31,719,589
------------------------------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.                   / /
------------------------------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     97.9%
------------------------------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON -- PN
------------------------------------------------------------------------------------------------------

------------------------

(4) This Reporting Person may be deemed to beneficially own 7,950,964 Public Common Shares by virtue of being a party to the Voting Agreement. No funds were expended by this Rpeorting Person to acquire beneficial ownership of such shares. This Reporting Person also borrowed funds which it contributed to an affiliate to acquire beneficial ownership of 23,768,625 Public Common Shares.

                                  SCHEDULE 13D

 CUSIP No.  917060 10 5

------------------------------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Head Acquisition Corp.
------------------------------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) / /
                                                                                              (b) /X/
------------------------------------------------------------------------------------------------------
 3.  SEC USE ONLY
------------------------------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     AF, OO(5)
------------------------------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                          / /
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).
------------------------------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------------------------------
                  NUMBER OF SHARES                      7.  SOLE VOTING POWER - 0
             BENEFICIALLY OWNED BY EACH
               REPORTING PERSON WITH:
                                             ---------------------------------------------------------
                                                        8.  SHARED VOTING POWER - 31,719,589
                                             ---------------------------------------------------------
                                                        9.  SOLE DISPOSITIVE POWER - 0
                                             ---------------------------------------------------------
                                                       10.  SHARED DISPOSITIVE POWER - 31,719,589
                                             ---------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

     31,719,589
------------------------------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.                                                                                           / /
------------------------------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     97.9%
------------------------------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON -- CO
------------------------------------------------------------------------------------------------------

------------------------

(5) This Reporting Person may be deemed to beneficially own 7,950,964 Public Common Shares by virtue of being a party to the Voting Agreement. No funds were expended to acquire beneficial ownership of such shares. This Reporting Person also used funds borrowed by an affiliate to acquire beneficial ownership of 23,768,625 Public Common Shares.

    This Amendment No. 1 to the Statement on Schedule 13D ("Amendment No. 1") amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed jointly by Rodamco North America N.V., Rodamco North America B.V., Hexalon Real Estate, Inc., Head Acquisition, L.P. and Head Acquisition Corp. (collectively, the "Reporting Persons") on October 2, 2000. The Schedule 13D relates to the Public Common Shares of Urban Shopping Centers, Inc. Unless otherwise indicated, all capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Schedule 13D. This Amendment No. 1 amends and supplements the Schedule 13D to, among other things, reflect Head Acquisition Corp's acceptance for payment on October 31, 2000 of the 19,587,775 Public Common Shares, 407,935 Unit Voting Common Shares, 2,999,400 Series A Preferred Shares and 773,515 Series B Preferred Shares tendered in the Offer. The revised ownership percentages of the Reporting Persons set forth in this Amendment No. 1 were calculated based on a total of 24,442,455 issued and outstanding Public Common Shares as of the date of this filing.

ITEM 1.  SECURITY AND ISSUER.

    Item 1 is hereby amended and supplemented as follows:

    After the purchase by Head Acquisition Corp of 19,587,775 Public Common Shares, 407,935 Unit Voting Common Shares, 2,999,400 Series A Preferred Shares and 773,515 Series B Preferred Shares pursuant to the Offer on October 31, 2000, the Reporting Persons beneficially owned over 90% of the Public Common Shares entitled to vote on the Merger. As a result, pursuant to the Merger Agreement, the Common Share Option held by Hexalon can no longer be exercised. Therefore, all references in this Amendment No. 1 to the beneficial ownership of Public Common Shares in connection with any Reporting Person or any other person assumes the exercise, conversion or exchange, as applicable, of (i) all options held by any of the Holders exercisable for Public Common Shares or Common Units, which Common Units in turn are exchangeable for Public Common Shares on a one-for-one basis, (ii) all Common Units held by any of the Holders, which are exchangeable for Common Shares on a one-for-one basis and (iii) all Preferred Units held by any of the Holders, which are convertible into Common Units on a one-for-one basis which Common Units in turn are exchangeable for Common Shares on a one-for-one basis, and shall no longer assume the exercise of the Common Share Option.

ITEM 2.  IDENTITY AND BACKGROUND.

    Item 2 is hereby amended and supplemented as follows:

    Rodamco NV has been removed as the sole director of Rodamco BV. Gerald E. Egan, Lee M. Letchford, Daniel S. Weaver and Timothy C. Koster have each been appointed as Managing Directors of Rodamco BV. Rodamco BV has no officers. However, Rodamco BV has appointed Frans A. Bakker, Maaike Goos and Wilbert van Twijver as proxy holders (the "Proxy Holders"). Any two Proxy Holders together can act on behalf of Rodamco BV and bind Rodamco BV. Each of the Proxy Holders is a Dutch citizen. During the last five years, none of the Proxy Holders
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Item 3 is hereby amended and supplemented as follows:

    The Offer expired at 12:00 midnight, New York City time, on Monday,
October 30, 2000. On October 31, 2000 and in accordance with the terms of the Merger Agreement and the Offer, Head Acquisition LP assigned its rights to acquire the Shares tendered in the Offer to Head Acquisition Corp pursuant to an Assignment and Assumption Agreement (the "Assignment"), and Head Acquisition Corp in turn accepted for payment the 19,587,775 Public Common Shares, 407,935 Unit Voting Shares (which upon purchase by Head Acquisition Corp were by their terms immediately and automatically converted into Public Common Shares), 2,999,400 Series A Preferred Shares (which after purchase by Head Acquisition Corp were converted into Public Common Shares at Head Acquistion Corp's election) and 773,515 Series B Preferred Shares (which after purchase by Head Acquisition Corp were converted into Public Common Shares at Head Acquisition Corp's election) which were validly tendered and not withdrawn as of the expiration of the Offer at a purchase price of $48.00 per Share. A copy of the Assignment is attached hereto as Exhibit 5 and is incorporated herein by reference.

    The full text of the press release issued by Rodamco NV on October 31, 2000 announcing the results of the Offer is attached hereto as Exhibit 6 and is incorporated herein by reference.

    Pursuant to the terms of the Merger Agreement, the completion of the Offer will be followed first by the Corporate Merger pursuant to which Head Acquisition Corp will merge with and into the Issuer in accordance with the Delaware General Corporate Law and the Maryland General Corporation Law with the Issuer surviving. Immediately following such Corporate Merger, the Alternative Partnership Merger will occur pursuant to which the Issuer will merge with and into Head Acquisition LP with Head Acquisition LP surviving. As a result of the Alternative Partnership Merger, the separate corporate existence of the Issuer will terminate. In connection with the Corporate Merger, pursuant to the Merger Agreement, and as previously reported in the Schedule 13D, all Shares issued and outstanding immediately prior to the Effective Time of the Corporate Merger, except for Shares owned by Rodamco NV or any of its affiliates, will be converted into the right to receive $48.00 per Share. In connection with the Alternative Partnership Merger, all Shares issued and outstanding immediately prior to the Effective Time will be cancelled.

    In connection with the Offer, Hexalon, Head Acquisition, L.L.C., a Delaware limited liability company, certain members of Head Acquisition, L.L.C., Head Acquisition Corp and Head Acquisition LP have entered into a Tender Offer Credit Facility (the "Tender Facility") in the amount of $1,250,000,000 with a syndicate of financial institutions led by The Chase Manhattan Bank ("Chase"), as Administrative Agent and Chase Securities, Inc., as Lead Arranger and Book Manager. The borrower (the "Borrower") under the Tender Facility is Head Acquisition LP. The proceeds of the Tender Facility were contributed to Head Acquisition Corp and were used to, among other things, purchase the Shares tendered in the Offer. A copy of the Tender Facility is attached hereto as
Exhibit 7 and is incorporated herein by reference.

    The Tender Facility has a maturity date that is the earlier of (i) six months from the consummation of the Offer and (ii) the consummation of the Merger. The Tender Facility provides for an interest rate equal to the one, two, three or six month LIBOR rate plus 175 basis points or the alternate base rate (defined as the highest of (i) Chase's prime rate, (ii) the secondary market rate for three-month certificates of deposit (adjusted for statutory reserve requirements) plus 100 basis points or (iii) the federal funds effective rate from time to time plus 50 basis points) plus 50 basis points. Interest payments will be due quarterly in arrears or on the last day of each relevant interest period, as the case may be, calculated on an actual/360 day (or 365/366 day, in the case of alternate base loans based upon the prime rate) basis.

    The Tender Facility may be prepaid in whole or in part at any time during the term of the loan. The Tender Facility provides for certain customary affirmative covenants, negative covenants and events of default applicable to the Borrower and its affiliates party to the Tender Facility, including without limitation, limitations on indebtedness, liens, transfers and asset sales, joint ventures, construction, land and non-regional mall assets, changes in control and certain financial covenants. The Tender Facility also provides that the Borrower must pay a commitment fee equal to 0.35% per annum.

    In addition, to secure repayment of the Tender Facility, certain U.S. subsidiaries of Rodamco NV (collectively, the "Guarantors") (including Rodamco USA, Inc., Detroit Investments, Inc., 745 Fifth, Inc., Realco Fifth, Inc., RNA Coast Investments, Inc., Motown Mall Limited, Inc. and Novi Mall Associates) have guaranteed the payment and performance by Borrower of its obligations under the Tender Facility. In connection with such guarantee, certain of the Guarantors have granted to Chase, as Administrative Agent thereunder, a perfected first priority security interest in all equity interests held by them in certain other entities.

    The description contained herein of the Tender Facility is qualified in its entirety by reference to the complete text thereof.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    Item 5 is hereby amended and supplemented as follows:

    (a) Except as set forth below, none of the Reporting Persons and none of the directors and executive officers of any of Rodamco NV, Rodamco BV, Hexalon or Head Acquisition Corp directly owns any Public Common Shares. By virtue of Rodamco NV's ability to control Rodamco BV and therefore control the vote and disposition of any securities held, beneficially or otherwise, by Rodamco BV, Rodamco NV may be deemed to beneficially own all of the Public Common Shares owned beneficially by Rodamco BV. By virtue of Rodamco BV's ability to control Hexalon and therefore control the vote and disposition of any securities held, beneficially or otherwise, by Hexalon, Rodamco BV may be deemed to beneficially own all of the Public Common Shares owned beneficially by Hexalon. By virtue of Hexalon's ability to control Head Acquisition LP and therefore control the vote and disposition of any securities held, beneficially or otherwise, by Head Acquisition LP, Hexalon may be deemed to beneficially own all of the Public Common Shares owned beneficially by Head Acquisition LP. By virtue of Head Acquisition LP's ability to control Head Acquisition Corp and therefore control the vote and disposition of any securities held, beneficially or otherwise, by Head Acquisition Corp, Head Acquisition LP may be deemed to beneficially own all of the Public Common Shares owned beneficially by Head Acquisition Corp. Therefore, each of the Reporting Persons may be deemed to beneficially own 31,719,589 Public Common Shares (or 97.9% of the total Public Common Shares issued and outstanding as of the date hereof (after giving effect to the exercise, conversion and exchange assumptions described in Item 1 of this Amendment No. 1)) which consists of (i) 23,768,625 Public Common Shares held directly by Head Acquisition Corp (which were acquired pursuant to the Offer),
(ii) the Public Common Shares underlying the 6,563,782 Common Units owned by the Holders, which Common Units are exchangeable on a one-for-one basis for Public Common Shares, or, at the Issuer's option, cash equivalent to the fair market value thereof, (iii) the Public Common Shares underlying the 1,018,182 Preferred Units owned by the Holders, which Preferred Units are convertible on a one-for-one basis into Common Units, which are then exchangeable as set forth above and (iv) the Public Common Shares underlying the 369,000 options held by the Holders which are exercisable for an equal number of Public Common Shares within the next 60 days.

    (b) Because of their continuing ability after completion of the Offer to require the Holders, pursuant to the Voting Agreement, to (i) not contract to sell, sell or otherwise transfer or dispose of any of their Shares or Units (other than Shares or Units tendered and accepted for payment pursuant to the Offer), or any interest therein, or any securities convertible into, or any voting rights with respect to, any of the Shares or Units (other than Shares or Units tendered and accepted for payment pursuant to the Offer), and
(ii) require the Holders to cooperate fully with them in connection with the Merger, each of Rodamco NV, Hexalon, Head Acquisition LP and Head Acquisition Corp may be deemed to have shared voting power and shared dispositive power over 7,950,964 Public Common Shares. Because of its ability to control Hexalon, Rodamco BV may be deemed to have shared voting power over 7,950,964 Public Common Shares. Each of the Reporting Persons, by virtue of their relationships with each other as described in this Item 5, has shared voting power and shared dispositive power over the 23,768,625 Public Common Shares held directly by Head Acquisition Corp which it acquired pursuant to the Offer.

    (c) None of the Reporting Persons, nor, to the best of their knowledge, any of the executive officers or directors of Rodamco NV, Rodamco BV, Hexalon or Head Acquisition Corp, has effected any transaction in the securities of the Issuer during the past 60 days except as described in Item 6 of the

Schedule 13D regarding the Voting Agreement and the Merger Agreement and except as described above in Items 3 and 5 of this Amendment No. 1 regarding the completion of the Offer and the purchase of Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Item 6 is hereby amended and supplemented as follows:

    In connection with the Offer, Head Acquisition LP and Head Acquisition Corp entered into the Assignment pursuant to which Head Acquisition LP assigned to Head Acquisition Corp, and Head Acquisition Corp assumed, all of Head Acquisition LP's rights and obligations to purchase all Shares which Head Acquisition LP was obligated to purchase pursuant to the Offer. Head Acquisition LP has made a capital contribution to Head Acquisition Corp of the funds borrowed under the Tender Facility in order to enable Head Acquisition Corp to purchase the Shares. A copy of the Assignment is attached hereto as Exhibit 5 and is incorporated herein by reference.

    The discussion of the Tender Facility in Item 3 above is hereby incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Item 7 is hereby amended and supplemented as follows:

EXHIBIT NO.                 DESCRIPTION
-----------                 -----------
Exhibit 5                   Assignment and Assumption Agreement, dated as of
                            October 31, 2000, between Head Acquisition, L.P. and Head
                            Acquisition Corp. (incorporated by reference to
                            Exhibit (a)(9) of Amendment No. 2 to the Schedule TO of
                            Rodamco North America N.V., Rodamco North America B.V.,
                            Hexalon Real Estate, Inc., Head Acquisition, L.P. and Head
                            Acquisition Corp. filed with the Securities and Exchange
                            Commission on October 2, 2000.)

Exhibit 6                   Text of Rodamco North America N.V.'s October 31, 2000 press release announcing the results of the Offer (incorporated by reference to Exhibit (a)(10) of Amendment No. 2 to the
                            Schedule TO of Rodamco North America N.V., Rodamco North
                            America B.V., Hexalon Real Estate, Inc., Head Acquisition,
                            L.P. and Head Acquisition Corp. filed with the Securities
                            and Exchange Commission on October 2, 2000.)

Exhibit 7                   Tender Facility Credit Agreement, dated as of November 2,
                            2000, among Hexalon Real Estate, Inc., Head Acquisition,
                            L.L.C., Rodamco USA, Inc., Detroit Investments, Inc.,
                            745 Fifth, Inc., Realco Fifth, Inc., RNA Coast Investments,
                            Inc., Motown Mall Limited, Inc., NOVI Mall Associates, Head
                            Acquisition Corp., Head Acquisition, L.P., the Lenders (as
                            defined therein), Cooperatieze Centrale Raiffeisen
                            Boerenleenbank B.A., "Rabobank International", New York
                            Branch, as Documentation Agent, Bank of America, N.A., as
                            Syndication Agent and The Chase Manhattan Bank as
                            Administrative Agent and Chase Securities, Inc., as Lead
                            Arranger and Book Manager.

                            Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting
                            Person has responsibility for the accuracy or completeness of the information supplied by another Reporting Person. Any disclosures made hereunder with respect to persons other
                            than the Reporting Persons are made on information and
                            belief after making appropriate inquiry. Pursuant to
                            Rule 13d-4 under the Exchange Act of 1934, as amended (the
                            "Exchange Act"), each of the Reporting Persons declares that the filing of this statement shall not be construed as an
                            admission that such Reporting Person is, for the purposes of
                            Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the securities covered by this statement.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


                                                       RODAMCO NORTH AMERICA N.V.

                                                       By:  /s/ DANIEL S. WEAVER
                                                       Name:    Daniel S. Weaver
                                                       Title:   Managing Director and
                                                                Chief Financial Officer

                                                       Dated:   November 3, 2000

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


                                                       RODAMCO NORTH AMERICA B.V.

                                                       By:  /s/ DANIEL S. WEAVER
                                                       Name:    Daniel S. Weaver
                                                       Title:   Managing Director

                                                       Dated:   November 3, 2000

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


                                                       HEXALON REAL ESTATE, INC.

                                                       By:  /s/ DANIEL S. WEAVER
                                                       Name:    Daniel S. Weaver
                                                       Title:   Vice President

                                                       Dated:   November 3, 2000

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


                                                       HEAD ACQUISITION, L.P.

                                                       By:  HEXALON REAL ESTATE, INC.,
                                                            its general partner

                                                       By:  /s/ DANIEL S. WEAVER
                                                       Name:    Daniel S. Weaver
                                                       Title:   Vice President

                                                       Dated:   November 3, 2000

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


                                                       HEAD ACQUISITION CORP.

                                                       By:  /s/ DANIEL S. WEAVER
                                                       Name:    Daniel S. Weaver
                                                                Secretary, Treasurer and Vice
                                                       Title:   President

                                                       Dated:   November 3, 2000